UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 1-14174

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
AGL Resources Inc.
Leveraged Employee Stock Ownership Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
AGL Resources Inc.
Ten Peachtree Place
Atlanta, Georgia 30309

AGL RESOURCES INC.
LEVERAGED EMPLOYEE STOCK OWNERSHIP PLAN

Schedules required under the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

AGL RESOURCES INC.
LEVERAGED EMPLOYEE STOCK OWNERSHIP PLAN

UNAUDITED STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS (LIQUIDATED)

DECEMBER 31, 2002 AND 2001

	2002	2001
SHORT-TERM INVESTMENTS	$-	$6,609
INTEREST INCOME RECEIVABLE	-	14
INVESTMENTS IN AGL RESOURCES INC. – COMMON STOCK	-	15,492
ACCRUED DISTRIBUTIONS DUE TO TERMINATION OF PLAN	-	(22,115)
NET ASSETS AVAILABLE FOR BENEFITS	$-	$-

See notes to financial statements.

AGL RESOURCES INC.
LEVERAGED EMPLOYEE STOCK OWNERSHIP PLAN

UNAUDITED STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (LIQUIDATED)

YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
NET ASSETS AVAILABLE FOR BENEFITS -
Beginning of year	$-	$-
ADDITIONS TO (DEDUCTIONS FROM) ASSETS ATTRIBUTED TO:
Dividends on AGL Resources Inc. common stock	-	890
Net appreciation in fair value of investments	706	948
Interest income	233	1,134
Distribution of benefits, net	(23,054)	(52,188)
Change in accrued distributions due to termination of Plan	22,115	49,216
Net Change	-	-
NET ASSETS AVAILABLE FOR BENEFITS -
End of Year	$-	$-

See notes to financial statements.

AGL RESOURCES INC.
LEVERAGED EMPLOYEE STOCK OWNERSHIP PLAN

UNAUDITED NOTES TO FINANCIAL STATEMENTS (LIQUIDATED)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

1. PLAN DESCRIPTION

The following brief description of the AGL Resources Inc. Leveraged Employee Stock Ownership Plan, (the “Plan”) is provided for general information purposes only.  Participants should refer to the plan agreement for more complete information.

The Plan was adopted effective January 1, 1988.  The Plan was a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  All covered employees aged 21 or older were eligible to participate in the Plan.  In January 1988, AGL Resources Inc. (the “Company”) purchased 2.0 million shares of common stock at $11.75 per share with the proceeds of a loan secured by the common stock.  The Company did not guarantee the repayment of the loan.  The loan was repaid from regular cash dividends on the Company’s common stock paid to the Plan and from contributions to the Plan, as approved by the Board of Directors.  Repayment of the loan was completed on December 31, 1997.

Termination - Effective January 1, 1998, the Plan was amended whereby no additional employees of the Company were eligible to participate in the Plan, and no additional contributions by the Company would be made to the Plan.  On April 1, 1998, the Company’s Board of Directors approved a Termination Amendment to the Plan which became effective upon receipt of a favorable determination letter from the Internal Revenue Service on April 20, 1999.

The Company terminated the Plan in 1999 and distributed the value of participants’ account balances as of June 15, 1999.  At the election of the participants, the value of each account was distributed in one of three forms:

•

Direct rollover into the Company’s Retirement Savings Plus Plan or into another tax-qualified retirement plan;

•

Lump sum payment in the form of a certificate for shares of the Company’s common stock; or

•

Lump sum cash payment based on the market value of the Company’s common stock at the close of business on June 14, 1999, which was $18.50 per share.

Differences between amounts accrued at December 31, 1998 and ultimately transferred to participants as distributions in 1999 resulted from net earnings of the Plan through the date of transfer.

During 1999, 868,688 Plan shares were repurchased in cash by the Company from the Plan trustee in a nonbrokered transaction at a purchase price of $18.50 per share and are held by the Company as treasury shares.  An additional 236,625 shares were transferred to participants’ accounts in the Company’s Retirement Savings Plus Plan from the respective participants’ accounts in the Plan.

The Plan was fully liquidated as of June 4, 2002.

AGL RESOURCES INC.
LEVERAGED EMPLOYEE STOCK OWNERSHIP PLAN

UNAUDITED NOTES TO FINANCIAL STATEMENTS (LIQUIDATED)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

Administration - The Plan was administered by the Plan’s Administrative Committee (the “Committee”) appointed by the Board of Directors of the Company.  The Committee was authorized to employ agents, as they may require, to carry out the provisions of the Plan.  Operating expenses of the Plan were paid by the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accounts of the Plan are maintained, and the accompanying financial statements have been prepared, on the liquidation basis of accounting.

Valuation of Investments – Short-term investments are valued at estimated fair value as determined by the trustee based upon the fair value of underlying assets.  Current market values of actively traded securities were determined based upon market quotations received by the trustee.

Use of Estimates - The preparation of financial statements, in conformity with generally accepted accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.  The Plan utilizes various investment instruments.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

Reclassification - Certain prior year amounts have been reclassified in the financial statements to conform with the current year presentation.

3. INVESTMENTS IN THE COMPANY’S COMMON STOCK

The following represents the fair values of investments that represent 5% or more of the Plan’s assets at December 31, 2002 and 2001:

	Shares/Units		Amount
	2002	2001	2002	2001
AGL Resources Inc. common stock	-	673	$-	$15,492
Northern Trust short-term cash investments	-	6,609	-	6,609

The price of the Company’s common stock at December 31, 2002 and 2001 was $24.30 and $23.02, respectively. The price of the Company’s common stock at June 27, 2003 was $25.65.

Net appreciation in the fair value of investments for the years ended December 31, 2002 and 2001 were as follows:

	Amount
	2002	2001
AGL Resources Inc. common stock	$706	$948

AGL RESOURCES INC.
LEVERAGED EMPLOYEE STOCK OWNERSHIP PLAN

UNAUDITED NOTES TO FINANCIAL STATEMENTS (LIQUIDATED)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

4. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	Years Ended
	December 31,
	2002	2001
Net assets available for benefits per the financial statements	$-	$-
Accrued distributions due to termination of Plan	-	22,115
Net assets available for benefits per Form 5500	$-	$22,115

The following is a reconciliation of accrued distributions due to termination of Plan per the financial statements to Form 5500:

	Years Ended
	December 31,
	2002	2001
Net change in net assets per financial statements	$-	$-
Net change in accrued distributions due to termination of Plan	(22,115)	(49,216)
Net change per Form 5500	$(22,115)	$(49,216)

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AGL RESOURCES INC.

LEVERAGED EMPLOYEE STOCK

OWNERSHIP PLAN

(Name of Plan)

Date: June 30, 2003	/s/ Richard T. O'Brien
Executive Vice President and Chief Financial Officer